                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-16955


PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JULY 10, 1997)

                                $1,000,000,000

                    [LOGO OF PHILIP MORRIS COMPANIES INC.]
                         PHILIP MORRIS COMPANIES INC.

                               7% NOTES DUE 2005

  The Notes are offered for sale both inside and outside the United States. See "Underwriting".

  Interest on the 7% Notes Due 2005 (the "Notes") is payable semiannually on January 15 and July 15 of each year, beginning January 15, 1998. The Notes may not be redeemed by the Company prior to maturity unless certain events occur involving United States taxation. See "Certain Terms of the Notes--Tax Redemption".

  The Notes will be represented by one or more Global Notes (collectively, the "Global Notes") registered in the name of the nominee of The Depository Trust Company (the "Depository"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (in respect of its participants) and by its participants, including the U.S. Depositaries (as defined herein) for Cedel Bank, societe anonyme ("Cedel") and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"). Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. See "Certain Terms of the Notes--Global Clearance and Settlement Procedures".

  Application has been made to list the Notes on the Luxembourg Stock
Exchange.
                               ----------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR  HAS
   THE   SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS
      SUPPLEMENT OR  THE PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

================================================================================
                           PRICE TO          UNDERWRITING         PROCEEDS TO
                           PUBLIC(1)          DISCOUNT(2)          COMPANY(1)(3)
--------------------------------------------------------------------------------
 Per Note...........        99.686%              .4125%            99.2735%
--------------------------------------------------------------------------------
 Total..............     $996,860,000         $4,125,000         $992,735,000
================================================================================

(1) Plus accrued interest from July 17, 1997, if any.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended, and to pay to the Representative (as defined below) up to $75,000 as reimbursement for a portion of its expenses.
(3) Before deducting expenses payable by the Company estimated to be $450,000.

                               ----------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the facilities of the Depository, Cedel and Euroclear on or about July 17, 1997.

                               ----------------

                              MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON           GOLDMAN, SACHS & CO.           HSBC MARKETS

ABN AMRO HOARE GOVETT       LEHMAN BROTHERS        J.P. MORGAN & CO.     PARIBAS

    SALOMON BROTHERS INC         SBC WARBURG                  UBS SECURITIES
                                A Division of
                            Swiss Bank Corporation

                               ----------------

            The date of this Prospectus Supplement is July 10, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

  OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, JAPAN AND ELSEWHERE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS COME SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS.

  THE COMPANY ACCEPTS RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

  IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "DOLLARS", "$" AND "U.S.$" ARE TO UNITED STATES DOLLARS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997; and (iii) the Company's Current Reports on Form 8-K dated January 30, 1997, June 20, 1997, June 25, 1997 and July 2, 1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") subsequent to the date hereof and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the accompanying Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus Supplement and the accompanying Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Philip Morris Companies Inc., 120 Park Avenue, New York, New York 10017, Attention: Secretary (telephone (212) 880-5000).

  This Prospectus Supplement and the accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Generale du Luxembourg S.A., 50, avenue J.F. Kennedy, L-2951, Luxembourg.

                              RECENT DEVELOPMENTS

PROPOSED RESOLUTION OF CERTAIN REGULATORY AND LITIGATION ISSUES

  On June 20, 1997, together with other companies in the United States tobacco industry, Philip Morris Incorporated ("PM Inc."), the Company's domestic tobacco subsidiary, entered into a Memorandum of Understanding to support the adoption of federal legislation and any necessary ancillary undertakings, incorporating the features described in the proposed resolution attached to the Memorandum of Understanding.

  The Memorandum of Understanding and the proposed resolution (together, the "Resolution") resulted from negotiations with state attorneys general, representatives of the public health community and attorneys representing plaintiffs in certain smoking and health litigation. The Resolution contains certain regulatory and legislative provisions with which the industry does not necessarily agree, but which the industry has agreed to accept in the interest of achieving the Resolution. The Resolution can be implemented only by federal legislation and is subject to approval of the boards of directors of the participating companies. (The Company's Board of Directors approved the Resolution on June 25, 1997.) If enacted into law, the legislation would resolve many of the regulatory and litigation issues affecting the United States tobacco industry and, thereby, reduce uncertainties facing the industry and increase stability in business and capital markets.

  The Resolution is currently under review by the White House, Congress, the public health community and other interested parties. The White House and certain members of the public health community have expressed concern with certain aspects of the Resolution and certain members of Congress have indicated that they may offer alternative legislation. There can be no assurance that federal legislation in the form of the Resolution will be enacted or that it will be enacted without modification that is materially adverse to the Company or that any modification would be acceptable to the Company or that, if enacted, the legislation would not face legal challenges. In any event, implementation of the Resolution would materially adversely affect the financial position of the Company in the year of implementation and would likely materially adversely affect the volume, operating revenues, cash flows and/or operating income of the Company in future years. Moreover, the negotiation and signing of the Resolution could affect other federal, state and local regulation of the United States tobacco industry and regulation of the international tobacco industry.

  The following summary of the Resolution is qualified by reference to the complete text, which has been filed with the Securities and Exchange Commission as Exhibit 10 to the Company's Current Report on Form 8-K dated June 20, 1997, and which is incorporated herein by reference. Certain terms of the Resolution would apply to all tobacco products sold in the United States; certain terms would apply only to tobacco manufacturers that consent to participate in the Resolution; other terms would apply only to non-consenting manufacturers.

 Advertising and Marketing Restrictions

  The Resolution would incorporate certain regulations previously promulgated by the Food and Drug Administration (the "FDA") and add additional restrictions to curtail tobacco product advertising and marketing. Among other things, it would:

    Prohibit the use of human images and cartoon characters, such as Joe Camel and the Marlboro man, in all tobacco-product advertising.

    Ban all outdoor tobacco-product advertising, including advertising in enclosed stadia and advertising inside a retail establishment that is directed outside.

    Except for advertising in adult-only facilities or adult publications, limit tobacco-product advertising to black text on a white background.

    Ban sponsorships (including concerts and sporting events) in the name, logo or selling message of a tobacco brand.

    Ban all non-tobacco merchandise (such as caps, jackets and bags) bearing the name, logo or selling message of a tobacco brand.

    Ban offers of non-tobacco items or gifts based on proof of purchase of tobacco products.

    Ban direct or indirect payments for tobacco product placement in movies, television programs and video games.

    Prohibit direct and indirect payments to "glamorize" tobacco use in media appealing to minors, including live and recorded music performances.

    Prohibit tobacco-product advertising on the Internet unless designed to be inaccessible in or from the United States.

  In addition, the Resolution would require that use of currently employed product descriptors such as "low tar" and "light" be accompanied by a mandatory health disclaimer in advertisements, and would prohibit the use of any new descriptors embodying express or implied health claims unless approved by the FDA. The FDA would also have the corresponding power, but not the obligation, to modify advertising restrictions with respect to tobacco products that it concludes present sufficiently reduced health risks. Exemplars of all new advertising and tobacco product labeling would be submitted to the FDA for its ongoing review.

 Warnings and Labeling

  The Resolution would mandate a new set of rotating warnings to be placed on packages of tobacco products with greater prominence than previous warnings (25% of the front of cigarette packs at the top of the pack). The new rotating warnings would also appear in all advertisements and would occupy 20% of press advertisements. Cigarette packs would also carry the FDA mandated statement of intended use ("Nicotine Delivery Device").

 Access Restrictions

  The Resolution would restrict access to tobacco products by minors. Without preventing state and local governments from imposing stricter measures, the Resolution would incorporate regulations previously promulgated by the FDA that restrict access to tobacco products and would also add additional restrictions. Taken together, these access restrictions would include the following:

    Setting a minimum age of 18 to purchase tobacco products.

    Requiring retailers to check photo identification of anyone under 27 years of age.

    Establishing a requirement of face-to-face transactions for all sales of tobacco products.

    Banning the sale of tobacco products from opened packages, requiring a minimum package size of 20 cigarettes, and banning the sampling of tobacco products.

    Banning the distribution of tobacco products through the mail except for sales subject to proof of age (with subsequent FDA review to determine if minors are obtaining tobacco products through the mail).

    Imposing retailer compliance obligations to ensure that all displays, advertising, labeling, and other items conform with all applicable requirements.

    Banning all sales of tobacco products through vending machines.

    Banning self-service displays of tobacco products except in adult-only facilities.

 Licensing of Tobacco Retailers

  The Resolution would require that any entity that sells tobacco products directly to consumers obtain a license. Sellers would be subject to monetary penalties and suspension or loss of their licenses if they do not comply with the access restrictions. The federal government and state and local authorities would enforce these access and licensing provisions through funding provided by Industry Payments, as defined below under the heading "Industry Payments".

 State Enforcement

  The Resolution would require states to adopt "no sales to minors" laws and would contain economic incentives for the states to enforce such laws. If a state does not meet "no sales to minors" performance targets, the FDA may refuse to pay that state certain funds otherwise payable under the Resolution. To comply with the "no sales to minors" law, the state must achieve compliance rate results of 75% by the fifth year after enactment of federal legislation, 85% by the seventh year and 90% by the tenth year and each year thereafter. Compliance would be measured as a percentage of random, unannounced compliance checks in which the retailer refused to sell tobacco products to minors. Funds withheld from states for failure to achieve the performance targets would, in turn, be reallocated to those states that demonstrated superior "no sales to minors" enforcement records.

 Surcharge for Failure to Achieve Underage Smoking Reduction Goals

  The Resolution would impose surcharges on the industry if required reductions in underage smoking are not achieved. A "look back" provision would require the following reductions in the incidence of underage smoking from estimated levels over the past decade: 30% in the fifth and sixth years after enactment of implementing federal legislation, 50% in the seventh, eighth and ninth years, and 60% in the tenth year, with incidence remaining at such reduced levels thereafter.

  For any year in which these required reductions are not met, the FDA must impose a mandatory surcharge on the participating members of the cigarette industry based upon an approximation of the present value of the profit the companies would earn over the lives of the number of underage consumers in excess of the required reduction. The annual surcharge would be $80 million (as adjusted for changes in population and cigarette profitability) for each percentage point by which the reduction in underage smoking falls short of the required reductions (as adjusted to prevent double counting of persons whose smoking has already resulted in the imposition of a surcharge in previous years). The annual surcharge would be subject to a $2 billion annual cap (as adjusted for inflation). The surcharge would be the joint and several obligation of participating manufacturers allocated among participating manufacturers based on their market share of the United States cigarette industry and would be payable on or before July 1 of the year in which it is assessed. Manufacturers could receive a partial refund of this surcharge (up to 75%) only after paying the assessed amount and only if they could thereafter prove to the FDA that they had fully complied with the Resolution, had taken all reasonably available measures to reduce youth tobacco usage and had not acted to undermine the achievement of the reduction goals. The FDA would use the surcharges to fund its administrative costs and to fund grants to states for additional efforts to reduce underage smoking.

 Regulation

  Under the Resolution, the FDA would oversee the development, manufacturing, marketing and sale of tobacco products in the United States, including FDA approval of ingredients and imposition of standards for reducing or eliminating the level of certain constituents, including nicotine.

  Under the Resolution, tobacco would continue to be categorized as a "drug" and a "device" under the Food, Drug and Cosmetic Act. The FDA's authority to regulate tobacco products as "restricted medical devices" would be explicitly recognized and tobacco products would be classified as a new subcategory of Class II devices.

  For a period of at least twelve years after implementing legislation is effective, the FDA would be permitted, subject to certain procedures and judicial review, to adopt performance standards that require the modification of existing tobacco products, including the gradual reduction, but not the elimination, of nicotine yields, and the possible elimination of other constituents or components of the tobacco product, based upon a finding that the modification: (i) will result in a significant reduction of the health risks associated with such products to consumers thereof; (ii) is technologically feasible; and (iii) will not result in the creation of a significant demand for contraband or other tobacco products that do not meet the performance standards.

  The Resolution would also require, effective three years after implementing legislation is effective, that no cigarette sold in the United States can exceed a 12 mg. "tar" yield, using the Federal Trade Commission's presently existing methodology to determine "tar" yields.

  Beginning twelve years after implementing legislation becomes effective, the FDA would be permitted to set performance standards that exceed those discussed above, including the elimination of nicotine and the elimination of other constituents or other demonstrated harmful components of tobacco products, based upon a finding that: (i) the safety standard will result in a significant overall reduction of the health risks to tobacco consumers as a group; (ii) the modification is technologically feasible; and (iii) the modification will not result in the creation of a significant demand for contraband or other tobacco products that do not meet the performance standards. An FDA determination to eliminate nicotine would have to be based upon a preponderance of the evidence and be subject to judicial review and a two-year phase-in to permit Congressional review.

  The Resolution would require disclosure of non-tobacco ingredients to the FDA, require manufacturers to submit within five years a safety assessment for non-tobacco ingredients currently used, and require manufacturers to obtain the FDA's preapproval for any new non-tobacco ingredients. The FDA would have authority to disapprove an ingredient's safety. The Resolution also outlines legislation that would require companies to notify the FDA of technology they develop or acquire that reduces the risk from tobacco products and that would mandate cross-licensing of technology that the FDA determines reduces the risk from tobacco products and that would authorize the FDA to mandate the introduction of "less hazardous tobacco products" that are technologically feasible.

  The Resolution would subject the tobacco industry to "good manufacturing practice" standards, including requirements regarding quality control systems, FDA inspections and record-keeping and reporting.

 Public Disclosure

  The Resolution would require the tobacco industry to disclose to the public previously confidential internal laboratory research as well as certain other documents relating to smoking and health, "addiction" or nicotine dependency, "safer or less hazardous" cigarettes and underage tobacco use and marketing. The Resolution would also require the industry to disclose all such internal laboratory research generated in the future. The Resolution would provide protection for proprietary information and applicable privileges, and would establish a streamlined process by which interested persons could contest claims of privilege.

 Cessation Programs

  The Resolution would authorize the Secretary of Health and Human Services to accredit smoking cessation programs and techniques that the agency determines to be potentially effective.

 Compliance Programs

  Participating tobacco manufacturers would be required to create, and to update each year, plans to ensure compliance with all applicable laws and regulations, to identify ways to reduce underage use of tobacco products, and to provide internal incentives for reducing underage use and for developing products with "reduced risk".

  Participating manufacturers would also be required to implement compliance programs setting compliance standards and procedures for employees and agents that are reasonably capable of reducing violations. These programs must assign to specific high-level personnel the overall responsibility for overseeing compliance, forbid delegation of substantial discretionary authority to individuals who have shown a propensity to disregard corporate policies, establish training or equivalent means of educating employees and agents, and institute appropriate disciplinary measures and steps to respond to violations and prevent similar ones from recurring.

  Participating manufacturers would be required to promulgate corporate principles that express and explain the company's commitment to compliance, reduction of underage tobacco use, and development of "reduced risk" tobacco products. They would be required to work with retail organizations on compliance, including retailer compliance checks and financial incentives for compliance, and disband certain industry associations and only form new ones subject to regulatory oversight.

  Participating manufacturers would be subject to fines and penalties for breaching any of these obligations. Companies would be required to direct their employees to report known or alleged violations to the company compliance officer, who in turn would be required to provide reports to the FDA. Finally, companies would be prohibited from taking adverse action against "whistleblowers" who report violations to the government.

 Public Smoking

  The Resolution would mandate minimum federal standards governing smoking in public places or at work (with states and localities retaining power to impose stricter requirements). These restrictions, which would be enforced by the Occupational Safety and Health Administration, would:

    Restrict indoor smoking in "public facilities" to ventilated areas with systems that exhaust the air directly to the outside, maintain the smoking area at "negative pressure" compared with adjoining areas and do not recirculate the air inside the public facility.

    Ensure that no employee may be required to enter a designated smoking area while smoking is occurring.

    Exempt restaurants (other than fast food restaurants) and bars, private clubs, hotel guest rooms, casinos, bingo parlors, tobacco merchants and prisons.

 Enforcement

  Violations of the Resolution's terms would carry civil and criminal penalties based upon the penalty provisions of the Food, Drug and Cosmetic Act and, where applicable, the provisions of the United States criminal code. Special enhanced civil penalties of up to ten times the penalties applicable to similar violations by drug companies would attach to violations of the obligations to disclose research about health effects and information about the toxicity of non-tobacco ingredients.

  Terms of the Resolution would be embodied in state consent decrees, giving the states concurrent enforcement powers. State enforcement could not impose obligations or requirements beyond those imposed by the Resolution (except where the Resolution specifically does not preempt additional state-law obligations) and would be limited to the penalties specified in the Resolution and by prohibition of duplicative penalties.

 Industry Payments

  The Resolution would require participating manufacturers to make substantial payments in the year of implementation and thereafter ("Industry Payments"). Participating manufacturers would be required to make an aggregate $10 billion initial Industry Payment on the date federal legislation implementing the terms of the Resolution is signed. This Industry Payment would be based on relative market capitalizations and the Company currently estimates that its share of the initial Industry Payment would be approximately $6.5 billion. Thereafter, the companies would be required to make specified annual Industry Payments determined and allocated among the companies based on volume of domestic sales as long as the companies continue to sell tobacco products in the United States. These Industry Payments, which would begin on December 31 of the first full year after implementing federal legislation is signed, would be in the following amounts (at 1996 volume levels): year 1: $8.5 billion; year 2: $9.5 billion; year 3:
$11.5 billion; year 4: $14 billion; and each year thereafter: $15 billion. These Industry Payments would be increased by the greater of 3% or the previous year's inflation rate determined with reference to the Consumer Price Index. The Industry Payments would increase or decrease in proportion to changes from 1996 domestic sales volume levels. Volume declines would be measured based on adult sales volume figures; volume increases would be measured by total sales volume. If sales volume declines but the industry's domestic net operating profit exceeds base year inflation-adjusted levels, the reduction in the annual Industry Payment due to volume decline, if any, would be offset to the extent of 25% of the increased profit. At current levels of sales and prior to any adjustment for inflation, the Resolution would require total Industry Payments of $368.5 billion over the first 25 years (subject to credits described below in connection with potential civil tort liability).

  The Industry Payments would be separate from any surcharges required under the "look back" provision discussed above under the heading "Surcharge for Failure to Achieve Underage Smoking Goals". The Industry Payments would receive priority and would not be dischargeable in any bankruptcy or reorganization proceeding and would be the obligation only of entities selling tobacco products in the United States (and not their affiliated companies). The Resolution provides that all payments by the industry would be ordinary and necessary business expenses in the year of payment, and no part thereof would be either in settlement of an actual or potential liability for a fine or penalty (civil or criminal) or the cost of a tangible or intangible asset. The Resolution would provide for the pass-through to consumers of the annual Industry Payments in order to promote the maximum reduction in underage use.

  The Industry Payments would be made to a central federal authority and then allocated among various programs and entities to provide funds for federal and state enforcement efforts; federal, state and local governments' health benefit programs; public benefits to resolve past punitive damages claims that might be asserted in private litigation; and the expenses related to the administration of federal legislation enacted pursuant to the Resolution. A priority for these expenditures would be to fund a variety of public and private non-profit efforts to discourage minors from beginning to use tobacco products and to assist current tobacco consumers to quit. Those programs include research, public education campaigns, individual cessation programs, and impact grants.

 Effects on Litigation

  If enacted, the federal legislation provided for in the Resolution would settle present attorney general health care cost recovery actions (or similar actions brought by or on behalf of any governmental entity), parens patriae and smoking and health class actions and all "addiction"/dependence claims and would bar similar actions from being maintained in the future. However, the Resolution provides that no stay applications will be made in pending governmental actions without the mutual consent of the parties. On July 2, 1997, together with other companies in the United States tobacco industry, PM Inc. entered into a Memorandum of Understanding with the State of Mississippi with respect to that state's health care cost recovery action. See "Mississippi Settlement". The Company may enter into discussions with certain other states with health care cost recovery actions scheduled to be tried this year with regard to the postponement or settlement of such actions pending the enactment of the legislation contemplated by the Resolution. No assurance can be given whether a postponement or settlement will be achieved, or, if achieved, as to the terms thereof. The Resolution would not affect any smoking and health class action or any health care cost recovery action that is reduced to final judgment before implementing federal legislation is effective.

  Under the Resolution, the rights of individuals to sue the tobacco industry would be preserved, as would existing legal doctrine regarding the types of tort claims that can be brought under applicable statutory and case law except as expressly changed by implementing federal legislation. Claims, however, could not be maintained on a class or other aggregated basis and could be maintained only against tobacco manufacturing companies (and not their retailers, distributors or affiliated companies). In addition, all punitive damage claims based on past conduct would be resolved as part of the Resolution and future claimants could seek punitive damages only with respect to claims predicated upon conduct taking place after the effective date of implementing federal legislation. Finally, except with respect to actions pending as of June 9, 1997, third-party payor (and similar) claims could be maintained only based on subrogation of individual claims. Under subrogation principles, a payor of medical costs can seek recovery from a third party only by "standing in the shoes" of the injured party and being subject to all defenses available against the injured party.

  The Resolution contemplates that participating tobacco manufacturers would enter into a joint sharing agreement for civil liabilities relating to past conduct. Judgments and settlements arising from tort actions would be paid as follows. The Resolution would set an annual aggregate cap equal to 33% of the annual base Industry Payment (including any reductions for volume declines). Any judgments or settlements exceeding the cap in a year would roll over into the next year. While judgments and settlements would run against the defendant, they would give rise to an 80-cents-on-the-dollar credit against the annual Industry Payment. Finally, any individual judgments in excess of $1 million would be paid at the rate of $1 million per year unless every other judgment and settlement could first be satisfied within the annual aggregate cap. In all circumstances, however, the companies would remain fully responsible for costs of defense and certain costs associated with the fees of attorneys representing certain plaintiffs in the litigation that would be settled by the Resolution.

 Non-participating Manufacturers

  The Resolution would contain certain measures to ensure that non-participating manufacturers are not free to undercut the Resolution by selling tobacco products at lower prices because they were not making the Industry Payments.

 Financial Effects

  The Company anticipates that its share of the industry's $10 billion initial payment, which it currently estimates would be approximately $6.5 billion, would be funded from a combination of available cash, commercial paper issuances, bank borrowings and long-term debt issuances in the global markets. This payment would have a material adverse effect on the Company's financial position.

  The Company currently anticipates that implementation of the Resolution would require a charge to comply with the advertising and marketing restrictions of the Resolution.

  The Company believes that implementation of the Resolution would likely materially adversely affect the volume, operating revenues, cash flows and/or operating income of the Company in future years. The degree of the adverse impact would depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, PM Inc.'s share of the domestic premium and discount cigarette segments, interest rates and the timing of principal payments on debt incurred to finance the initial payment due under the Resolution, and the effect of the Resolution on cigarette consumption and the regulatory and litigation environment outside the United States. In view of the foregoing, the Company may reevaluate its share repurchase and dividend policies.

 Developments in Pending Tobacco Litigation

  The following summarizes certain recent developments with respect to pending tobacco related litigation discussed in Note 3 ("Note 3") to the Company's condensed consolidated financial statements, incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997. Tobacco related litigation generally falls within three categories: (i) smoking and health cases alleging personal injury brought on behalf of individual smokers, (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of plaintiffs, and
(iii) health care cost recovery actions brought primarily by states and local governments seeking reimbursement for Medicaid and other health care expenditures allegedly caused by cigarette smoking.

  In the individual and class action smoking and health cases pending against PM Inc. and, in some cases, the Company and/or certain of its other subsidiaries, plaintiffs allege "addiction" to cigarette smoking and personal injury resulting from cigarette smoking and/or exposure to environmental tobacco smoke ("ETS") and seek various forms of relief, including compensatory damages, creation of a medical monitoring fund, disgorgement of profits, various injunctive and equitable relief, and, in some cases, punitive damages in amounts ranging into the billions of dollars. During the past two years, there has been a substantial increase in the number of such smoking and health cases in the United States, with a majority of the new cases having been filed in Florida on behalf of individual plaintiffs. As of July 1, 1997, there were approximately 230 smoking and health cases filed and served on behalf of individual plaintiffs in the United States against PM Inc. and, in some cases, the Company (excluding approximately 25 cases in Texas that were recently voluntarily dismissed but which may be refiled under certain conditions), compared to approximately 190 such cases as of March 31, 1997, and approximately 150 such cases as of March 31, 1996. Approximately 100 of the cases filed and served as of July 1, 1997, were filed on behalf of individual plaintiffs in the State of Florida. Fourteen of the individual cases involve allegations of various personal injuries allegedly related to exposure to ETS.

  In addition to the foregoing individual smoking and health cases, as of July 1, 1997, there were approximately 40 purported smoking and health class actions pending in the United States against PM Inc. and, in some cases, the Company (as compared to 25 on March 31, 1997), including two that involve allegations of various personal injuries related to exposure to ETS. Most of these actions purport to constitute statewide class actions and were filed after the Fifth Circuit Court of Appeals, in the Castano case (discussed in Note 3), reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products. One purported smoking and health class action is pending in Canada and another in Brazil against affiliates of the Company.

  As of July 1, 1997, approximately 70 health care cost recovery actions were pending compared to approximately 30 on March 31, 1997. These cases, which seek reimbursement for Medicaid and other health care expenditures allegedly caused by cigarette smoking, have been brought primarily by states and local governments, but also by unions and others. In addition, in California, individuals and local governments and other organizations purportedly acting as "private attorneys general" have filed suits seeking, among other things, injunctive relief, restitution and disgorgement of profits for alleged violations of California's consumer protection statutes.

  In August 1996, a Florida jury awarded a former smoker and his spouse $750,000 in a smoking and health case against another United States cigarette manufacturer (Carter v. American Tobacco Co., et al.), and that manufacturer was subsequently ordered to pay approximately $1.8 million in attorneys fees and costs. Neither PM Inc. nor the Company was a party to that litigation. Defendant in that action has appealed the verdict. Later that month, a jury returned a verdict for defendants in a smoking and health case in Indiana against United States cigarette manufacturers, including PM Inc. (Rogers v. R.J. Reynolds Tobacco Company, et al.). Plaintiff has appealed the verdict. In May 1997, a Florida jury returned a verdict for defendants in a smoking and health case involving another United States cigarette manufacturer (Connor v. R.J. Reynolds Tobacco Company).

  In May 1997, the court in the Broin case denied defendants' motion for class decertification, denied a motion for summary judgment as to plaintiffs' fraud and conspiracy claims and denied defendants' challenge to plaintiffs' punitive damages claim. Defendants have petitioned the Florida Supreme Court to review the trial court's punitive damages ruling. The trial in this case started on June 2, 1997 and is continuing.

  Since the date of Note 3, a number of new smoking and health class actions have been filed against United States cigarette manufacturers and others and, in some cases, the Company, including actions in California, Georgia, Illinois (two actions), Iowa, Michigan, New Jersey (four actions), South Dakota, and Tennessee.

  In May 1997, the court in the Florida health care cost recovery action denied defendants' motion to limit the initial trial to the medical expenditures made to treat the twenty-five Medicaid recipients deposed by defendants. In June 1997, the court issued a number of rulings, including (i) that plaintiffs could not recover for future damages under Florida's Medicaid recovery statute (the "FMR"), (ii) that plaintiffs could not proceed under the FMR on a design defect claim based on the inherent risks associated with tobacco, (iii) that plaintiffs' claim under the FMR are limited to allegations of misrepresentation, failure to warn and failure to design cigarettes in a safer manner, (iv) that plaintiffs could not seek punitive damages under the FMR, and (v) that the statute of repose barred claims under Florida's false advertising statute based on conduct before July 1, 1982, but that the statute of repose did not bar claims under the FMR. The court also (i) granted defendants' motion for partial summary judgment for lack of proximate cause with respect to plaintiffs' claim of "regulatory fraud" but denied the motion with respect to plaintiffs' other claims, (ii) denied defendants' motion for partial summary judgment with respect to plaintiffs' claim for compensatory damages under Florida's false advertising and racketeering statutes for the federal government's share of Medicaid expenses in Florida, and (iii) denied defendants' motion for partial summary judgment challenging plaintiffs' statistical models to be used in establishing their damages claims. Plaintiffs filed motions to prevent defendants from asserting defenses of "unclean hands", laches and due process. Plaintiffs also filed a motion to preclude evidence at trial of the State's benefits from the sale of cigarettes, including excise taxes and reduction in benefit payments.

  On July 2, 1997, the parties signed a Memorandum of Understanding to settle the Mississippi health care cost recovery action. See "Mississippi Settlement".

  In May 1997, the court in the Maryland health care cost recovery action dismissed all of plaintiff's claims other than those based on anti-trust and consumer protection theories.

  In June 1997, the court in the Washington health care cost recovery action dismissed all of plaintiff's claims except for anti-trust, conspiracy and consumer protection act claims.

  In May 1997, the court in the Michigan health care cost recovery action granted plaintiff's motion, which contended that statutory subrogation is not the exclusive remedy to be pursued by the State (although the court appeared to hold that statutory and common law subrogation were the only theories available to the State to recover damages). In addition, the court dismissed certain of defendants' affirmative defenses under Michigan's consumer protection statute, dismissed plaintiff's anti-trust claim, dismissed, with leave to amend, plaintiff's claims of breach of special duty and injunctive relief, and dismissed plaintiff's claims for punitive damages.

  In May 1997, the court in the Arizona health care cost recovery action granted in part, and denied in part, defendants' motion to dismiss various of plaintiff's claims, and did not rule on defendants' motion to dismiss plaintiff's racketeering act claims.

  Since the date of Note 3, a number of health care cost recovery actions have been filed, including actions brought by the Marshall Islands, the Commonwealth of Puerto Rico, the City of Birmingham, Alabama and the Greene County Racing Commission, the States of California, Colorado, Idaho, Maine, Nevada, New Hampshire, New Mexico, Oregon, Rhode Island and Vermont, taxpayers in the Territory of Guam, the University of South Alabama, various labor unions and/or their benefits funds in Connecticut, Hawaii, Illinois, Iowa, Kentucky, Louisiana, Massachusetts, New York, Ohio, Oregon and Washington, the Lower Brule Sioux Tribe in South Dakota, the Crow Tribe in Montana and the Muscogee Creek Nation in Oklahoma.

  In addition to these actions, other foreign, state and local government entities and others, including labor unions, have announced that they are considering filing health care cost recovery actions.

  It is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. An unfavorable outcome of a pending smoking and health case, such as the Carter case discussed above, could encourage the commencement of additional similar litigation. There have also been a number of adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco industry that have received widespread media attention, including the recent Liggett settlements of certain health care cost recovery actions and a purported nationwide smoking and health class action, and a decision by a federal district court on a motion for summary judgment to uphold the FDA's regulation of cigarettes as "drugs" or "medical devices". These developments, as well as the widespread media attention given to the Resolution, may have negatively affected the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and have prompted the commencement of additional similar litigation.

  Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially affected by an unfavorable outcome of certain pending litigation or by the Resolution or by settlement, if any, of certain state health care cost recovery actions. However, implementation of the Resolution would resolve the most significant tobacco litigation against the Company and its subsidiaries. Furthermore, the Company and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has a number of valid defenses to all litigation pending against it. Except as described in the first paragraph under "Effects on Litigation", all such cases are, and will continue to be, vigorously defended.

OTHER DEVELOPMENTS

 Mississippi Settlement

  On July 2, 1997, together with other companies in the United States tobacco industry, PM Inc. entered into a Memorandum of Understanding (the "MOU") with the State of Mississippi setting forth the principal terms and conditions of an agreement in principle to settle and resolve with finality all present and future claims relating to the subject matter of Mississippi's health care cost recovery action pending against PM Inc. and others. The MOU is attached as
Exhibit 10 to the Company's Current Report on Form 8-K, dated July 2, 1997, and the following summary of the MOU is qualified by reference thereto.

  Under the MOU, the parties agree to petition the Chancery Court of Jackson County, Mississippi to adjourn all further proceedings in contemplation of their final resolution and termination pursuant to the MOU and the Settlement Agreement contemplated thereby. Under the MOU the parties agree that the Settlement Agreement will include the terms summarized below.

  The settling defendants will deposit $170 million, representing the State's estimate of its share of the $10 billion initial payment under the Resolution, in an escrow account ("the Escrow"). This amount would be allocated among the settling defendants in accordance with their relative market capitalization, which would result in a payment by PM Inc. of approximately $115 million.

  Beginning December 31, 1998, the settling defendants will pay into the Escrow 1.7% of that portion of the annual Industry Payments under the Resolution which is contemplated to be paid to the states. These payments, which are not offset by potential credits for civil tort liability and which would be adjusted as provided in the Resolution, could result in payments to the State of Mississippi of $68 million with respect to 1998 and $76.6 million with respect to 1999. These amounts would increase to $136 million with respect to 2003 and would continue at that level thereafter. The settling defendants will also reimburse the State's expenses and those of its attorneys, currently estimated to be $15 million, and will be responsible for the attorneys' fees of counsel for Mississippi (which will be set by a panel of arbitrators). Each of these payments would be allocated among the settling defendants in accordance with their relative volume of domestic cigarette sales.

  If legislation implementing the Resolution or its substantial equivalent is enacted, the Settlement Agreement will remain in place, but the terms of the federal legislation will supersede the Settlement Agreement and the foregoing payment amounts will be adjusted so that the State would receive the same payment as it would receive under the Resolution. Similar provision is made in the event of multiple settlements of non-federal governmental health care cost recovery actions, provided that Mississippi is entitled to treatment at least as relatively favorable as such other non-federal governmental entities.

 Italian Tax Assessment

  During 1996 and the first four months of 1997, tax assessments alleging the underpayment of Italian value added taxes for the years 1988 to 1995 and income taxes for the years 1987 to 1995 were asserted against certain affiliates of the Company. The aggregate amount of taxes claimed to be assessed to date is the Italian lire equivalent of $2.7 billion. In addition there have been claimed assessments of the Italian lire equivalent of $6.3 billion in interest and penalties. The Company anticipates that additional value added and income tax assessments may be claimed for 1996. With respect to these assessments, the Company and its affiliates believe they have complied with applicable Italian tax laws and are vigorously contesting the assessments. A hearing concerning one of the assessments for value added taxes was held in the Italian tax court on July 1, 1997.

 Proposed Federal Excise Tax Increase

  The United States federal excise tax on cigarettes currently is $12 per 1,000 cigarettes ($0.24 per pack of 20 cigarettes). In June 1997, the United States Senate approved an increase in the federal excise tax on cigarettes of $10 per 1,000 cigarettes ($0.20 per pack of 20 cigarettes). If approved by the House of Representatives and signed by the President, such action may adversely affect PM Inc.'s volume, operating revenues and operating income.

 Recent Acquisitions and Divestitures

  In June 1997, Philip Morris International Inc., the Company's international tobacco subsidiary, reached agreement, subject to regulatory approval, to increase its equity interest in its Mexican cigarette joint venture from 28.8% to 50% in exchange for a payment of approximately $400 million.

  On July 2, 1997, Kraft Foods, Inc., the Company's domestic food subsidiary, completed its sale of its Log Cabin syrup retail and food service businesses. The sale included manufacturing equipment but no manufacturing facilities.

 Recent Debt Issuance

  On April 7, 1997, the Company issued $500 million aggregate principal amount of its 7 1/2% Notes due April 1, 2004.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be used for general corporate purposes and to refinance existing borrowings. Net proceeds to be paid to the Company will be $992,735,000.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1997, and as adjusted for the issuance of the Notes offered hereby, the April 1997 issuance of $500,000,000 7 1/2% Notes due April 1, 2004, and the assumed use of net proceeds therefrom to reduce short-term debt. See "Use of Proceeds". It is based upon and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1996 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's unaudited condensed consolidated financial statements for the three months ended March 31, 1997 included in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997 and the Company's Current Reports on Form 8-K dated January 30, 1997, June 20, 1997, June 25, 1997 and July 2, 1997, incorporated herein by reference.

                                                             MARCH 31,    AS
                                                               1997    ADJUSTED
                                                             --------- --------
                                                              (in millions of
                                                                U.S. Dollars)
Consumer products short-term debt........................... $ 2,208   $   708
                                                             -------   -------
Consumer products long-term debt (less current maturities):
  7% Notes Due 2005.........................................     --      1,000
  7 1/2% Notes due April 1, 2004............................     --        500
  Other indebtedness with various interest rates and maturi-
  ties(/1/).................................................  12,921    12,921
                                                             -------   -------
    Total consumer products long-term debt..................  12,921    14,421
                                                             -------   -------
Financial services and real estate short-term debt..........     153       153
                                                             -------   -------
Financial services and real estate long-term debt...........   1,058     1,058
                                                             -------   -------
Stockholders' equity:
  Common stock, par value $0.33 1/3 per share (2,805.96 mil-
   lion shares issued)......................................     935       935
  Earnings reinvested in the business.......................  23,276    23,276
  Currency translation adjustments..........................    (491)     (491)
                                                             -------   -------
                                                              23,720    23,720
  Less cost of repurchased stock............................   9,903     9,903
                                                             -------   -------
   Total stockholders' equity...............................  13,817    13,817
                                                             -------   -------
  Total long-term debt and stockholders' equity............. $27,796   $29,296
                                                             =======   =======

  Except as set forth herein, there has been no material change in the consolidated capitalization of the Company since March 31, 1997 to the date of this Prospectus Supplement.
--------
(/1/) Certain consumer products short-term debt has been reclassified as long-term debt in reliance on a revolving credit facility which expires in 2000. It is the Company's current intention to refinance all or a portion of these borrowings through long-term debt issues. Long-term rates and maturities for such refinancings will vary depending on market conditions at the time of issuance.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF THE COMPANY

                                   DIRECTORS

NAME                                               PRINCIPAL OCCUPATION
----                                               --------------------
Elizabeth E. Bailey..  John C. Hower Professor of Public Policy & Management,
                       The Wharton School of the University of Pennsylvania
Geoffrey C. Bible....  Chairman and Chief Executive Officer of the Company
Murray H. Bring......  Vice Chairman, External Affairs and General Counsel of the Company
Harold Brown.........  Counselor, Center for Strategic and International Studies; Partner, Warburg
                       Pincus & Co.
William H. Donaldson.  Co-Founder and Senior Advisor, Donaldson, Lufkin & Jenrette; Chairman,
                       Donaldson Enterprises, Inc.
Jane Evans...........  President and Chief Operating Officer, SmartTV
Robert E.R. Huntley..  Retired; formerly counsel to the law firm of Hunton & Williams
Rupert Murdoch.......  Chairman and Chief Executive, The News Corporation Limited
John D. Nichols......  Retired; formerly Chairman, Illinois Tool Works Inc.
Richard D. Parsons...  President, Time Warner Inc.
Roger S. Penske......  President, Penske Corporation; Chief Executive Officer, Penske Truck Leasing
                       Corporation and Detroit Diesel Corporation
John S. Reed.........  Chairman, Citicorp and Citibank, N.A.
Stephen M. Wolf......  Chairman and Chief Executive Officer, USAirways Inc.

                               EXECUTIVE OFFICERS

NAME                                                    OFFICE
----                                                    ------
Geoffrey C. Bible....  Chairman and Chief Executive Officer of the Company
John D. Bowlin.......  President and Chief Executive Officer of Kraft Foods International, Inc.
Murray H. Bring......  Vice Chairman, External Affairs and General Counsel of the Company
Bruce S. Brown.......  Vice President, Taxes of the Company
Louis C. Camilleri...  Senior Vice President and Chief Financial Officer of the Company
Katherine P. Clark...  Vice President, Chief Information Officer of the Company
Nancy J. De Lisi.....  Vice President and Treasurer of the Company
Dinyar S. Devitre....  Senior Vice President, Planning of the Company
Andreas Gembler......  President and Chief Executive Officer of Philip Morris International Inc.
Marc S. Goldberg.....  Senior Vice President, Worldwide Operations and Technology of the Company
G. Penn Holsenbeck...  Vice President, Associate General Counsel and Corporate Secretary of the
                       Company
John N. MacDonough...  Chairman and Chief Executive Officer of Miller Brewing Company
James J. Morgan......  President and Chief Executive Officer of Philip Morris Incorporated
Robert S. Morrison...  Chairman and Chief Executive Officer of Kraft Foods, Inc.
Steven C. Parrish....  Senior Vice President, Corporate Affairs of the Company
Timothy A. Sompolski.  Senior Vice President, Human Resources and Administration of the Company
Frank T. Toscano.....  Vice President and Controller of the Company
William H. Webb......  Chief Operating Officer of the Company

                          CERTAIN TERMS OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which reference is hereby made.

GENERAL

  The Notes will be unsecured obligations of the Company, will be limited to $1,000,000,000 aggregate principal amount and will mature on July 15, 2005. The Notes will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company. The Notes will bear interest at the rate per annum shown on the cover of this Prospectus Supplement from July 17, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on January 15 and July 15 of each year, commencing January 15, 1998, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on December 31 or June 30, as the case may be, next preceding such Interest Payment Date. (Sections 301 and 307).

  The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Notes will be subject to redemption at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Certain Terms of the Notes--Tax Redemption". If any day on which a payment is due with respect to a Note is not a Business Day, then the holder thereof shall not be entitled to payment of the amount due until the next following Business Day nor to any additional principal, interest or other payment as a result of such delay except as otherwise provided under "Certain Terms of the Notes--Payment of Additional Amounts." (Section 113). "Business Day" shall mean any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banks in New York City and any other place of payment are authorized or obligated by law to close. (Section 101).

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel"), or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), (outside the United States) if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A., will act as depositary for Cedel and Morgan Guaranty Trust Company of New York will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

  The Depository advises that it is a limited-purpose trust company which was created to hold securities for its participating organizations ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants in such securities through electronic book-entry changes in accounts of DTC Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("indirect participants"). Persons who are not DTC Participants may beneficially own securities held by the Depository only through DTC Participants or indirect participants.

  Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

  Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

  Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

  The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

  Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

  Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, the Company will appoint a paying agent and transfer agent in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

  Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

  Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

  Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

  Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

TAX REDEMPTION

  As more fully described under "Description of Debt Securities--Tax Redemption; Special Tax Redemption" in the Prospectus, the Notes will be subject to redemption at any time, as a whole but not in part, if the Company has or will become obligated, or there is a material probability that it will become obligated, to pay additional amounts with respect to the Notes (as described below and in the Prospectus under "Certain Terms of the Notes-- Payment of Additional Amounts" and "Description of Debt Securities--Payment of Additional Amounts", respectively) as a result of certain actual or proposed changes in or actions taken with respect to the laws of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, which changes or actions are proposed, announced, become effective or are taken on or after the date of this Prospectus Supplement.

PAYMENT OF ADDITIONAL AMOUNTS

  As more fully described under "Description of Debt Securities--Payment of Additional Amounts" in the Prospectus, the Company will, subject to the exceptions and limitations set forth in the Prospectus, pay to the holder of a Note who is a United States Alien (as defined below) such additional amounts as may be necessary in order that every net payment on such Note, after withholding by the Company or any of its Paying Agents for or on account of any present or future tax imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Note to be then due and payable. A United States Alien will not be entitled to payments of additional amounts, however, if any such withholding results from the failure to comply with the documentation requirements described under "Certain United States Federal Income Tax Consequences" below.

  As used herein, the term "United States Alien" means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a nonresident alien individual, a nonresident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a nonresident alien individual or a nonresident fiduciary of a foreign estate or trust. "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto
Rico).

NOTICES

  Notices to holders of the Notes will be published in authorized newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  In the opinion of Sutherland, Asbill & Brennan, L.L.P., special tax counsel to the Company, the following summary describes certain United States federal income tax consequences of the ownership of Notes as of the date hereof. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions as of such date. This summary deals only with Notes held as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences of holding Notes that may be relevant to investors in special tax situations, such as life insurance companies, financial institutions, dealers in securities or currencies, persons holding Notes as part of a hedging or conversion transaction or a straddle, or United States Holders (as defined below) whose "functional currency", as defined in Code Section 985, is not the U.S. dollar. This summary does not purport to cover all the possible tax consequences of the purchase, ownership and disposition of Notes, and it is not intended as tax advice. Persons considering the purchase or sale of Notes should consult their own tax advisors concerning the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions to their particular situations.

UNITED STATES HOLDERS

  As used herein, a "United States Holder" means a beneficial owner of a Note that is a United States person. A "non-United States Holder" is a beneficial owner that is not a United States person. As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code.

 Payment of Interest

  Except as set forth below, interest on a Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received, in accordance with the United States Holder's method of accounting for tax purposes.

 Sale, Exchange or Retirement of the Notes

  Upon the sale, exchange or retirement of a Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement of the Note (other than amounts, if any, attributable to accrued interest) and such Holder's adjusted tax basis in the Note. Such gain or loss will generally be capital gain or loss, except to the extent of any market discount that is treated as having accrued (see "Market Discount and Premium" below) and will be long-term capital gain or loss if at the time of sale, exchange or retirement, the Note has been held for more than one year. The maximum tax rate on ordinary income for taxpayers that are individuals, estates or trusts is 39.6%, while the maximum tax rate on long-term capital gains is 28%. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses. A United States Holder's adjusted tax basis in a Note will equal the cost of the Note to such Holder, increased by the amount of any market discount included in taxable income by such Holder with respect to such Note and reduced by any amortized premium.

 Market Discount and Premium

  If a United States Holder purchases a Note (including a purchase in connection with its original issuance) for an amount that is less than its "issue price" (defined generally as the initial offering price to the public at which a substantial amount of the Notes is sold), the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

  Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue on a constant yield method. A United States Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

  If a United States Holder acquires a Note for an amount that is greater than its issue price, such Holder will be considered to have purchased such Note at a premium, and such Holder may elect to amortize such premium using a constant yield method, generally over the remaining term of the Note. Such premium shall be deemed to be an offset to interest otherwise includible in income in respect of such Note.

  A United States Holder may elect to accrue all stated interest and market discount or premium on a Note as "original issue discount" (i.e., using a constant yield method). If a United States Holder elects this method, the amount of such original issue discount will be deemed to be the excess of the sum of all payments on the Note over such Holder's basis in the Note at the time of its acquisition. This election may be made on an obligation-by-obligation basis but, once made on an obligation with premium, it will operate as an election to amortize premium with respect to all of such United States Holder's debt instruments with premium, not just those on which it is electing to apply the constant yield method. A similar consistency rule applies to debt instruments with market discount and the election to include such discount in income currently.

 Backup Withholding and Information Reporting

  Under current United States federal income tax law a 31% "backup" withholding tax and certain information reporting requirements may apply to certain payments to certain United States Holders of principal, premium (if any) and interest on, and the proceeds of the sale or exchange before maturity of, a Note. Backup withholding will apply if the United States Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to report properly payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has both furnished a correct TIN and not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding and information reporting will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions, but such entities may be required to establish their status as such. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

NON-UNITED STATES HOLDERS

  Payments of interest and premium (if any) on a Note to a non-United States Holder generally will be subject to a 30% United States federal income withholding tax unless an exemption applies. Under present United States federal income and estate tax laws, and subject to the discussion below concerning backup withholding:

    (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent (acting in its capacity as such) of principal, premium (if any) or interest on a Note to a non-United States Holder, provided that (i) (A) such Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code, (B) such Holder is not a controlled foreign corporation that is related to the Company through stock ownership, and (C) the beneficial owner satisfies the statement requirement (described generally below) set forth in Section 871(h) and Section 881(c) of the Code, (ii) such Holder is entitled to the benefit of an income tax treaty under which such payment is exempt from withholding of United States federal income tax and the beneficial owner provides the Withholding Agent (as defined below) with a properly completed Form 1001 prior to the payment, or (iii) such Holder conducts a trade or business in the United States with respect to which the payment is effectively connected and the beneficial owner provides the Withholding Agent with a properly completed Form 4224 prior to the payment;

    (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a non-United States Holder upon the sale, exchange or retirement of a Note; provided that such gain or income is not effectively connected with a United States trade or business of such Holder; and

    (c) a Note held by an individual who at the time of death is a non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code and provided that the interest payments with respect to such Note are not effectively connected with a United States trade or business of such individual.

  To qualify for the exemption from withholding tax in (a)(i) above, the last United States person (the "Withholding Agent") in the chain of payment prior to payment to a non-United States Holder must have received in the year in which a payment of principal, premium (if any) or interest occurs, or in either of the two preceding years, a statement that (i) is signed by the beneficial owner under penalties of perjury, (ii) certifies that such beneficial owner is not a United States Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on a Form W-8 or substantially similar substitute form and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent instead of the beneficial owner. However, in such case, the signed statement must be accompanied by a copy of a Form W-8 or a substitute form provided by the beneficial owner to the organization or institution holding the Note on behalf of the beneficial owner.

  If a non-United States Holder is engaged in a United States trade or business and premium (if any) or interest on a Note is effectively connected with the conduct of such trade or business, the non-United States Holder, although exempt from the 30% withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder.

 Backup Withholding and Information Reporting

  A 31% "backup" withholding tax and certain information reporting requirements may apply to certain payments to certain non-United States Holders of principal, premium (if any) and interest on, and proceeds of the sale or exchange before maturity of, a Note. Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any paying agent (acting in its capacity as such) to a non-United States Holder of a Note with respect to which such Holder has provided required certification of its non-United States person status under penalties of perjury (provided that neither the Company nor such paying agent has actual knowledge that the holder is a United States Holder) or has otherwise established an exemption (e.g., as a corporation). If such principal, premium (if any) or interest is collected outside the United States by the non-United States office of the foreign custodian, foreign nominee or other foreign agent of the beneficial owner of a Note and is paid by such office outside the United States to such owner, or if the non-United States office of a foreign "broker" (as defined in applicable Treasury Regulations) pays the proceeds of the sale or exchange of a Note outside the United States to the seller thereof, backup withholding and information reporting will not apply to such payment (provided that such nominee, custodian, agent or broker derives less than 50% of its gross income for certain specified periods from the conduct of a trade or business in the United States and is not a controlled foreign corporation for United States tax purposes). Principal, premium (if any) and interest so paid by the non-United States office of other custodians, nominees or agents, or the payment by the foreign office of other brokers of the proceeds of the sale or exchange of a Note, will not be subject to backup withholding, but will be subject to information reporting, unless the custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner or seller is not or was not, as the case may be, a United States Holder and certain conditions are met or the beneficial owner or seller otherwise establishes an exemption. Principal, premium (if any) and interest so paid by the United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of a sale or exchange of a Note, is subject to both backup withholding and information reporting, unless the beneficial owner or seller certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

  On April 15, 1996, the Internal Revenue Service issued proposed regulations on withholding of United States federal income tax, backup withholding tax and certain information reporting requirements. If finalized in their current form, these regulations would apply to payments on debt instruments made after December 31, 1997, even if the debt instruments were issued on or before that date. In general, the proposed regulations would not significantly alter the present rules discussed above, except in certain special situations. Accordingly, owners of Notes should consult their tax advisors as to the potential impact of the proposed regulations on their particular situations.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the terms agreement and related underwriting agreement (collectively the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "Representative"), has severally agreed to purchase from the Company, the respective amount of the Notes set forth after its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                   PRINCIPAL
                          UNDERWRITER                                AMOUNT
                          -----------                            --------------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated........................................... $  700,000,000
Credit Suisse First Boston Corporation..........................     65,000,000
Goldman, Sachs & Co. ...........................................     65,000,000
Midland Bank plc................................................     65,000,000
ABN AMRO Bank N.V. .............................................     15,000,000
Lehman Brothers International (Europe)..........................     15,000,000
J.P. Morgan Securities Inc. ....................................     15,000,000
Banque Paribas..................................................     15,000,000
Salomon Brothers Inc............................................     15,000,000
Swiss Bank Corporation..........................................     15,000,000
UBS Securities LLC..............................................     15,000,000
                                                                 --------------
    Total....................................................... $1,000,000,000
                                                                 ==============

  The Representative has advised the Company that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a selling concession not in excess of .3% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  In connection with the sale of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, the Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes, and in connection therewith impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Notes in the open market to reduce any short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriter or Underwriters who sold those Notes as part of the offering. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters will not be required to engage in these activities, and may end any of these activities at any time.

  The Notes are offered for sale both inside and outside the United States.

  Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, has represented and agreed that:

    (a)(i) it and each such affiliate has not offered or sold and, prior to the expiration of the period ending six months from the date of issue of the Notes, will not offer or sell any Notes to persons in the United

  Kingdom except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it and each such affiliate has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (iii) it and each such affiliate has only issued or passed on, and will only issue or pass on in the United Kingdom, any document received by it or such affiliate in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such documents may otherwise lawfully be issued or passed on;

    (b) it and each such affiliate has not offered or sold, and it and each such affiliate will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to any exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan; and

    (c) it and each such affiliate has not offered, sold or delivered and it and each such affiliate will not offer, sell or deliver, directly or indirectly, any of the Notes or distribute the Prospectus Supplement, the Prospectus as amended or supplemented (as each term is defined in the Underwriting Agreement) or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best of its or each such affiliate's knowledge and belief, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Company except as contained in the Underwriting Agreement.

  Each Underwriter has represented and agreed that it will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and neither the Company nor any other Underwriter shall have responsibility therefor.

  Although application has been made to list the Notes on the Luxembourg Stock Exchange, the Notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the Notes. Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

  All secondary trading in the Notes will settle in immediately available funds. See "Certain Terms of the Notes--Global Clearance and Settlement Procedures".

  It is expected that delivery of the Notes will be made against payment therefor on or about July 17, 1997.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

  Certain of the Underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions. Certain of the Underwriters are also affiliated with commercial banking institutions that have agreed in the ordinary course of their business to loan money to, and have other customary banking relationships with, the Company and its affiliates.

                              GENERAL INFORMATION

  Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of the Company and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture (as defined in the accompanying Prospectus) and the Company's current Annual Report to Shareholders, Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K, as well as all such future Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Generale du Luxembourg S.A., in Luxembourg. Banque Generale du Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and the Company and the holders of the Notes. In addition, copies of the above Reports of the Company may be obtained free of charge at such office.

  Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of the Company since March 31, 1997.

  The Independent Accountants of the Company are Coopers & Lybrand L.L.P., New York, New York.

  Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, neither the Company nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and the Company is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

  Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of the Company on November 27, 1996.

  The Notes have been assigned Euroclear and Cedel Common Code No. 7845197, International Security Identification Number (ISIN) US718154CJ40 and CUSIP No. 718154CJ4.

PROSPECTUS

                    [LOGO OF PHILIP MORRIS COMPANIES INC.]
                         PHILIP MORRIS COMPANIES INC.

                                Debt Securities

                                      and

                     Warrants to Purchase Debt Securities

                               ----------------

  Philip Morris Companies Inc. (the "Company") intends to offer from time to time up to $1,087,550,000 aggregate principal amount of its debt securities (the "Debt Securities") or warrants to purchase the Debt Securities (the "Debt Warrants"). The Debt Securities and Debt Warrants will be offered in one or more separate series or issues in amounts, at prices, in currencies or currency units and on terms to be determined at the time of offering. The Debt Warrants may be offered with the Debt Securities or separately. See "Plan of Distribution".

  The Debt Securities and the Debt Warrants will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

  Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Bearer Securities will not be offered or sold to persons who are within the United States or to United States persons. See "Limitations on Issuance of Bearer Securities".

  The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, and any redemption or repayment terms, the currency, currencies or currency unit or units in which the Debt Securities shall be payable (and similar information with respect to the Debt Securities purchasable upon exercise of each Debt Warrant) and the terms of the Debt Warrants, including the exercise price, detachability, expiration date and other terms, in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). This Prospectus may not be used to offer or sell Debt Securities or Debt Warrants unless accompanied by a Prospectus Supplement.

  The Company may sell the Debt Securities and Debt Warrants to or through underwriters or dealers and also may sell Debt Securities and Debt Warrants directly to other purchasers or through agents. See "Plan of Distribution". The Prospectus Supplement sets forth the initial public offering price, the net proceeds to the Company, the names of, and principal amount of Debt Securities and Debt Warrants to be purchased by or through underwriters, dealers or agents, if any, the compensation of such underwriters, dealers or agents and other special terms in connection with the offering and sale of the applicable series of Debt Securities or Debt Warrants, as the case may be.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS JULY 10, 1997

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBT SECURITIES OR DEBT WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can also be inspected and acquired at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission, Washington, D.C., a registration statement on Form S-3 (Registration No. 333-16955) under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Debt Securities and Debt Warrants offered hereby (together with all amendments and exhibits, the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Debt Securities, Debt Warrants and the Company, reference is made to the Registration Statement, the exhibits thereto and the documents incorporated by reference herein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997; and (iii) the Company's Current Reports on Form 8-K dated January 30, 1997, June 20, 1997, June 25, 1997 and July 2, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities and Debt Warrants shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Philip Morris Companies Inc., 120 Park Avenue, New York, New York 10017, Attention:
Secretary (telephone (212) 880-5000).

                                  THE COMPANY

GENERAL

  The Company is a holding company whose principal wholly-owned subsidiaries, Philip Morris Incorporated, Philip Morris International Inc., Kraft Foods, Inc., and Miller Brewing Company, are engaged in the manufacture and sale of various consumer products. A wholly-owned subsidiary of the Company, Philip Morris Capital Corporation ("PMCC"), engages in various financing and investment activities. As used herein, unless the context indicates otherwise, the term "Company" means Philip Morris Companies Inc. and its subsidiaries. The Company is the largest consumer packaged goods company in the world.*

  Philip Morris Incorporated ("PM Inc."), which conducts business under the trade name "Philip Morris U.S.A.", and its subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes. PM Inc. is the largest cigarette company in the United States. Philip Morris International Inc. ("Philip Morris International") is a holding company whose subsidiaries and affiliates and their licensees are engaged primarily in the manufacture and sale of tobacco products (mainly cigarettes) internationally. A subsidiary of Philip Morris International is the leading United States exporter of cigarettes. Marlboro, the principal cigarette brand of these companies, has been the world's largest-selling cigarette brand since 1972. Certain subsidiaries and affiliates of Philip Morris International manufacture and sell a wide variety of food products in Latin America.

  Kraft Foods, Inc. ("Kraft"), is the largest processor and marketer of retail packaged foods in the United States. A wide variety of cheese, processed meat products, coffee and grocery products are manufactured and marketed in the United States and Canada by Kraft. Subsidiaries and affiliates of Kraft Foods International, Inc., a subsidiary of Kraft, manufacture and market coffee, confectionery, cheese, grocery and processed meat products in Europe and the Asia/Pacific region.

  Miller Brewing Company ("Miller") is the second largest brewing company in the United States.

OTHER

  The Company is a legal entity separate and distinct from PM Inc., Philip Morris International, Kraft, Miller, PMCC and its other subsidiaries. Accordingly, the right of the Company, and thus the right of the Company's creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Company itself as a creditor may be recognized. As a holding company, the Company's principal source of funds is dividends from its subsidiaries. The Company's principal wholly-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

                                USE OF PROCEEDS

  Except as may be set forth in the Prospectus Supplement, the Company intends to use the proceeds from the sale of the Debt Securities and Debt Warrants and the proceeds, if any, from the exercise of Debt Warrants for general corporate purposes and to refinance existing short-term and long-term borrowings. At March 31, 1997, outstanding short-term and long-term borrowings of the Company carried a weighted average interest rate of 6.39% and 7.36%, respectively.
--------
* References to the Company's competitive ranking in its various businesses are based on sales data or, in the case of cigarettes and beer, shipments.

  The Company expects to issue additional long-term and short-term debt from time to time. The nature and amount of the Company's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

                        SELECTED FINANCIAL INFORMATION

HISTORICAL FINANCIAL STATEMENT DATA

  The following consolidated summary information with respect to the Company is based upon, and should be read in conjunction with, the consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the documents described under "Incorporation of Certain Documents by Reference".

                                          THREE MONTHS
                                              ENDED           YEARS ENDED
                                            MARCH 31,        DECEMBER 31,
                                        ------------------  ---------------
                                          1997      1996     1996    1995
                                          ----      ----     ----    ----
                                                    (IN MILLIONS)
Earnings Data
  Operating revenues...................  $18,217   $17,491  $69,204 $66,071
  Interest and other debt expense, net
   (consumer products).................      287       277    1,086   1,179
  Earnings before income taxes and
   cumulative effect of
   accounting changes..................    2,979     2,652   10,683   9,347
  Earnings before cumulative effect of
   accounting changes..................    1,773     1,565    6,303   5,478
  Net earnings.........................    1,773     1,565    6,303   5,450
Balance Sheet Data
  Working capital (consumer products)..  $ 1,746   $ 1,579  $   323 $   606
  Total assets
    Consumer products..................   48,813    49,149   48,954  48,180
    Financial services and real
     estate............................    5,909     5,603    5,917   5,631
  Short-term debt
    Consumer products (including
     current portion of long-term
     debt).............................    2,208     2,153    2,106   2,048
    Financial services and real
     estate............................      153       406      173     671
  Long-term debt
    Consumer products..................   12,921    13,206   11,827  12,324
    Financial services and real
     estate............................    1,058       950    1,134     783
  Stockholders' equity.................   13,817    14,170   14,218  13,985
Cash Flow Data
  Net cash provided by operating
   activities
    Consumer products..................  $   621   $   542  $ 7,249 $ 6,209
    Financial services and real
     estate............................       74        72      385     478
  Capital expenditures (consumer
   products)...........................      287       316    1,782   1,621
  Dividends paid.......................      976       832    3,462   2,939
  Repurchase of outstanding stock......      678       716    2,770   2,111

  During 1996, the Company acquired a controlling interest in a Polish tobacco company, at a cost of $285 million, and nearly all of the remaining voting shares of a Brazilian confectionery company, at a cost of $314 million. During 1996, the Company sold several domestic and international food businesses for total proceeds of $612 million and net pretax gains of $320 million. In addition, the Company initiated cost saving programs that included downsizing facilities and workforce reductions. The cost of these actions substantially offset the gains from businesses sold. The effect of these and other smaller acquisitions and dispositions was not material to the Company's 1996 earnings before income taxes and cumulative effect of accounting changes.

  Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, for its non-U.S. retiree benefit plans, which requires the Company to accrue the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. The cumulative effect at January 1, 1995 of adopting SFAS No. 106 was a decrease in 1995 net earnings of $21 million. Adoption of SFAS No. 106 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

  Effective January 1, 1995, the Company adopted SFAS No. 116, Accounting for Contributions Received and Contributions Made, which requires the Company to recognize an unconditional promise to make a contribution as an expense in the period the promise is made. The cumulative effect at January 1, 1995 of adopting SFAS No. 116 was a decrease in 1995 net earnings of $7 million. Adoption of SFAS No. 116 did not materially reduce 1995 earnings before cumulative effect of accounting changes.

  During 1995, the Company sold its bakery businesses and its North American margarine, specialty oils, marshmallows, caramels and Kraft Foodservice distribution businesses. In addition, several smaller international food businesses were sold. Operating revenues of these businesses for the period owned in 1995 and for the year ended December 31, 1994 were $2.0 billion and $5.9 billion, respectively. Net pretax gains from the sales of these businesses were $275 million. In 1995, the Company also recorded provisions in connection with these divestitures, primarily for an early retirement program and the write-down of assets of food facilities to be downsized or closed. The net impact of these divestitures and provisions was not material to the Company's 1995 earnings before income taxes and cumulative effect of accounting changes.

  The Company's credit facilities include a revolving bank credit agreement which enables the Company to refinance short-term debt on a long-term basis. Accordingly, short-term debt intended to be refinanced was reclassified as long-term debt.

RATIOS OF EARNINGS TO FIXED CHARGES

                                         THREE MONTHS   YEARS ENDED DECEMBER 31,
                                        ENDED MARCH 31, ------------------------
                                             1997       1996 1995 1994 1993 1992
                                        --------------- ---- ---- ---- ---- ----
Ratios of earnings to fixed charges....       9.1       8.5  7.2  6.3  4.6  6.0

  Earnings available for fixed charges represent earnings before income taxes and cumulative effect of accounting change(s) and fixed charges (excluding interest capitalized, net of amortization), reduced by undistributed earnings of less than 50% owned affiliates. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture, dated as of December 2, 1996 (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement. The following description summarizes certain provisions of the Indenture and is subject to the detailed provisions of the Indenture. Whenever any particular section of the Indenture or any term defined therein is referred to, such section or definition is incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference. Capitalized terms appearing in this Prospectus that are not defined herein have the meanings set forth in the Indenture.

GENERAL

  The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that additional Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of the series; (ii) the percentage of principal amount at which the series will be issued; (iii) the date or dates on which the series will mature (or manner of determining the same); (iv) the rate or rates per annum, if any, at which the series will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (v) the times at which any interest will be payable (or manner of determining the same) and the Regular Record Dates for such Interest Payment Dates for Debt Securities which are Registered Securities; (vi) the place or places where the principal of (and premium, if any) and interest, if any, on the series will be payable and each office or agency, as described below under "Denominations, Registration and Transfer", where the Debt Securities may be presented for transfer or exchange; (vii) the currency, currencies or currency unit or units for which such Debt Securities may be purchased and the currency, currencies or currency unit or units in which the principal of (and premium, if any) and interest, if any, on such Debt Securities may be payable; (viii) the period or periods within which, and the terms and conditions upon which, an election may be made by the Company or a holder, as the case may be, for payment of the principal of (and premium, if any) and interest, if any, on the series in the currency, currencies or currency unit or units other than that in which the series is stated to be payable; (ix) whether the Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, and if Bearer Securities are issued, the circumstances and places for the exchange of Bearer Securities for Registered Securities; (x) whether such Debt Securities are to be issued in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (xi) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the account of the persons entitled thereto on such interest payment date; (xii) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xiii) any mandatory or optional sinking fund or analogous provision; (xiv) the date, if any, after which, and the price or prices in the currency, currencies or currency unit or units in which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (xv) any provisions for payment of additional amounts for taxes and any provision for redemption, in the event the Company must comply with reporting requirements in respect of a Debt Security or must pay such additional amounts in respect of any Debt Security; (xvi) the terms and conditions, if any, upon which the Debt Securities of such series may be repayable prior to maturity at the option (which option may be conditional) of the holder thereof (in which case the Company will comply with the requirements of Section 14(e) and Rule 14e-1 under the 1934 Act in connection therewith, if then applicable) and the price or prices in the currency, currencies or currency unit or units in which such Debt Securities are payable; (xvii) any index used to determine the amount of payments of principal of (and premium, if any) and interest, if any, on such Debt Securities; (xviii) the terms and conditions, if any, pursuant to which Debt Securities may be converted or exchanged for other debt securities of the Company; (xix) additional information with respect to book-entry procedures, if any; and (xx) any other terms of the Debt Securities not inconsistent with the Indenture. (Section 301).

  If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of (and premium, if any) or interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement relating thereto.

  Some of the Debt Securities may be issued as Discounted Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Securities will be described in the Prospectus Supplement relating thereto.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under

"Global Securities". Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of Outstanding Debt Securities of the series represented by such Global Security. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denominations thereof. (Sections 201, 301, 302 and 305).

  In connection with its sale, during the "restricted period" as defined in
Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and any such Bearer Security may be delivered only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale to a United States person or to a person within the United States. (Sections 303 and 304). See "Global Securities" and "Limitations on Issuance of Bearer Securities".

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. (Section 305). Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. (Section 305). If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002).

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series selected to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 305).

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made
(i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002). Unless otherwise indicated in an applicable Prospectus Supplement, payment of any instalment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Section 307).

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made by check or by transfer to an account maintained by the payee outside the United States. (Sections 307 and 1002). Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. (Section 1001). No payment of interest on a Bearer Security will be made unless on the earlier of the date of the first such payment by the Company or the date of delivery by the Company of the Bearer Security, a written certificate, in the form required by the Indenture, is provided to the Company stating that on such date the Bearer Security is not owned by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or, if a beneficial interest in such Bearer Security is owned by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale to a United States person or to a person within the United States. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its designated Paying Agents within the United States or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee an opinion of counsel to that effect. (Section 1002).

  Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to

Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series, and if the Debt Securities of a series may be issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in a Place of Payment for that series in the United States for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series, and (iii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served. (Section 1002).

  All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (Section 1003).

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary which shall be The Depository Trust Company, as set forth below under "Description of Debt Securities--United States Book-Entry System", unless otherwise provided in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security in registered form may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 305).

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be as set forth below under "Description of Debt Securities--United States Book-Entry System" unless otherwise provided in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such Global Security and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

  Principal, premium, if any, and interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities" below, the Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject to restrictions discussed under "Limitations on Issuance of Bearer Securities" below.

  If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Registered Securities of a series represented by a Global Security and, in such event, will issue Registered Securities of such series in definitive form in exchange for the Global Security representing such series of Registered Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities,
(b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. (Section 305). See, however, "Limitations on Issuance of Bearer Securities" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

UNITED STATES BOOK-ENTRY SYSTEM

  Unless otherwise described in the Prospectus Supplement relating to each series, the Debt Securities of each series offered, sold or delivered in the United States will be issued in the form of one or more fully registered global notes (collectively, the "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of the Depository's nominee.

  The Depository has advised as follows: it is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the underwriters for such Debt Securities), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

  Principal (and premium, if any) and interest payments on the Debt Securities of each series registered in the name of the Depository's nominee will be made by the Trustee to the Depository's nominee as the registered owner of the Global Note. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Debt Securities of each series are registered as the owners of such Debt Securities for the purpose of receiving payment of principal (and premium, if any) and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal (and premium, if any) or interest on the Debt Securities to owners of beneficial interests in a Global Note. The Depository has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal (and premium, if any) or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Note as shown on the records of the Depository.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold or delivered during the restricted period (as defined under "Denominations, Registration and Transfer") in the United States or to United States persons (each as defined below) except to the extent permitted under Section 1.163-5(c)(2)(i)(D) of the United States Treasury regulations (the "D Rules"), and any underwriters, agents and dealers participating in the offering of such Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons, except to the extent permitted under the D Rules, nor deliver Bearer Securities within the United States.

  Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". Under Sections 165(j) and 1287(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"), holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

  As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code, and "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico). The term "United States Alien" means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a nonresident alien individual, a nonresident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a nonresident alien individual or a nonresident fiduciary of a foreign estate or trust.

CERTAIN COVENANTS OF THE COMPANY

  Except as otherwise described in this paragraph, the Company will not and will not permit any Subsidiary to create, assume, incur or suffer to be created, assumed or incurred any mortgage, lien, charge or encumbrance of any kind (herein referred to as "liens") (i) upon any shares of stock issued by any Subsidiary or (ii) upon any manufacturing plant or facility owned and operated by the Company or any Subsidiary, which is determined to be a materially important manufacturing plant or facility by the Company's Board of Directors in its discretion, without, in each case, making effective provision whereby all the Debt Securities shall be directly secured equally and ratably with the indebtedness or other obligations secured by such lien. This covenant does not apply to: (i) liens for taxes, assessments or governmental charges or levies not yet delinquent or being diligently contested by appropriate proceedings, in good faith, if any reserve or provision required by generally accepted accounting principles shall have been made; (ii) liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance and other types of social security or to secure statutory, excise tax and similar obligations (other then for payment of borrowed money) and judgment liens unless the judgment shall not have been discharged or execution stayed pending appeal within 60 days or not discharged within 60 days after any such stay; (iii) in the case of any materially important manufacturing facility and if incurred in the ordinary course of business (a) liens of landlords, mechanics and materialmen for monies not yet due or being diligently contested in good faith by appropriate proceeding, if any reserve or provision required by generally accepted accounting principles shall have been made, (b) leases or subleases granted to others and
(c) easements and other similar encumbrances not interfering with the ordinary conduct of the business of the Company; (iv) in the case of liens upon any materially important manufacturing facility, liens incurred in connection with the issuance by a state or a political subdivision thereof of any securities the interest on which is exempt from federal income taxes by virtue of Section 103 of the Code, or any other laws and regulations in effect at the time of such issuance; (v) liens securing indebtedness owed by a Subsidiary to the Company or another Subsidiary; (vi) liens on property or shares of stock existing when acquired (including through merger and consolidation) or securing the payment of all or part of the purchase price, construction or improvement thereof incurred prior to, at the time of, or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or within 120 days after the acquisition of such shares for the purpose of financing all or a portion of such purchase thereof or construction thereon; or (vii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part of liens referred to in this sentence. Notwithstanding the foregoing, the Company may create or assume liens in addition to those otherwise permitted by the preceding sentence of this paragraph, provided that such additional liens secure an aggregate amount of indebtedness, which together with the aggregate "value" of sale and leaseback transactions referred to below (other than such transactions in which debt has been retired in accordance with the following paragraph), does not exceed 10% of Consolidated Net Tangible Assets. (Section 1007).

  Sales and leasebacks by the Company or any Subsidiary of any materially important manufacturing facility are prohibited unless an amount equal to the greater of the proceeds of sale or the fair value of the property is applied to the retirement of long-term non-subordinated indebtedness for money borrowed (including the Debt Securities) of the Company, except that such sales and leasebacks are permitted to the extent that the "value" thereof plus the other secured debt referred to in the last sentence of the previous paragraph does not exceed the amount stated therein. (Section 1008).

  Consolidated Net Tangible Assets means the excess over current liabilities of all assets properly appearing on a consolidated balance sheet of the Company and its Subsidiaries after deducting goodwill, trademarks, patents, other like intangibles, and the minority interests of others in Subsidiaries. A Subsidiary is defined to mean any corporation of which at least a majority of all outstanding stock having ordinary voting power in the election of directors of such corporation is at the time, directly or indirectly, owned by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries. (Section 101).

  There are no other restrictive covenants in the Indenture. The Indenture does not require the Company to maintain any financial ratios, minimum levels of net worth or liquidity or restrict the payment of dividends, the making of other distributions on the Company's capital stock or the redemption or purchase of its capital stock. Moreover, the Indenture does not contain any provision requiring the Company to repurchase or redeem any Debt Securities or Debt Warrants or modify the terms thereof or afford the holders thereof any other protection in the event of a change of control of the Company, any highly leveraged transaction or any other event involving the Company that may materially adversely affect the creditworthiness of the Company or the value of the Debt Securities or Debt Warrants.

TAX REDEMPTION; SPECIAL TAX REDEMPTION

  If and to the extent specified in an applicable Prospectus Supplement, the Debt Securities of a series will be subject to redemption at any time, as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon publication of a notice as described below, if (x) the Company determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement, the Company has or will become obligated to pay additional amounts with respect to any Debt Security of such series as described below under "Payment of Additional Amounts" or (b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered in a court of competent jurisdiction in, the United States or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Company of independent legal counsel of recognized standing, will result in a material probability that the Company will become obligated to pay additional amounts with respect to any Debt Security of such series, and (y) in any such case the Company in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Company.

  If the Company shall determine that any payment made outside the United States by the Company or any Paying Agent of principal or interest due in respect of any Bearer Security (an "Affected Security") or any coupon appertaining thereto would, under any present or future laws or regulations of the United States, be subject to any certification, information or other reporting requirement of any kind, the effect of which requirement is the disclosure to the Company, any Paying Agent or any governmental authority of the nationality, residence or identity (as distinguished from, for example, status as a United States Alien) of a beneficial owner of such Affected Security of such series or coupon who is a United States Alien (other than such a requirement which (a) would not be applicable to a payment made (i) directly to the beneficial owner or (ii) to a custodian, nominee or other agent of the beneficial owner, (b) can be satisfied by such custodian, nominee or other agent certifying to the effect that such beneficial owner is a United States Alien, provided that, in each case referred to in items (a)(ii) and
(b), payment by such custodian, nominee or other agent to such beneficial owner is not otherwise subject to any such requirement (other than a requirement which is imposed on a custodian, nominee or other agent described in (d) of this sentence), (c) would not be applicable to a payment made by at least one other Paying Agent of the Company or (d) is applicable to a payment to a custodian, nominee or other agent of the beneficial owner who is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income for the three-year period ending with the close of its taxable year preceding the year of payment is effectively connected with a United States trade or business, or is otherwise related to the United States), the Company at its election shall either (x) redeem the Affected Securities of such series, as a whole, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption, or (y) if the conditions of the next succeeding paragraph are satisfied, pay the additional amounts specified in such paragraph. The Company shall make such determination and election as soon as practicable and give prompt notice thereof (the "Determination Notice") in the manner described under "Notices" below, stating the effective date of such certification, information or reporting requirements, whether the Company has elected to redeem the Affected Securities of such series, or to pay the additional amounts specified in the next succeeding paragraph, and (if applicable) the last date by which the redemption of the Affected Securities of such series must take place, as provided in the next succeeding sentence. If the Company elects to redeem the Affected Securities of such series, such redemption shall take place on such date, not later than one year after the publication of the Determination Notice, as the Company shall elect by notice to the Trustee given not less than 45 nor more than 75 days before the date fixed for redemption. Notice of such redemption of the Affected Securities of such series will be given to the holders thereof not less than 30 nor more than 60 days prior to the date fixed for redemption. Notwithstanding the foregoing, the Company shall not so redeem the Affected Securities of such series if the Company shall subsequently determine, not less than 30 days prior to the date fixed for redemption, that subsequent payments would not be subject to any such requirement, in which case the Company shall give prompt notice of such determination in the manner described under "Notices" below and any earlier redemption notice shall be revoked and of no further effect. The right of the holders of Affected Securities called for redemption to exchange such Affected Securities for Registered Securities (which Registered Securities will remain Outstanding following such redemption) will terminate on the 16th day prior to the date fixed for redemption, and no further exchanges of Affected Securities for Registered Securities shall be permitted unless the Company shall have made the subsequent determination and given the notice referred to in the preceding sentence.

  If and so long as the certification, information or other reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of a withholding tax, backup withholding tax or similar charge, the Company may elect to pay such additional amounts as may be necessary so that every net payment made outside the United States following the effective date of such requirements by the Company or any Paying Agent of principal (or premium, if any) or interest, if any, due in respect of any Affected Security of such series or any coupon to a holder who certifies that the beneficial owner is a United States Alien (but without any requirement that the nationality, residence or identity of such beneficial owner be disclosed to the Company, any Paying Agent or any governmental authority), after deduction or withholding for or on account of such withholding tax, backup withholding tax or similar charge (other than a withholding tax, backup withholding tax or similar charge which (a) is the result of a certification, information or other reporting requirement described in the second parenthetical clause of the first sentence of the preceding paragraph or (b) is imposed as a result of presentation of such Affected Security or coupon for payment more than 10 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided for in such Affected Security or coupon to be then due and payable. In the event the Company elects to pay such additional amounts, the Company will have the right, at its sole option, at any time, to redeem the Affected Securities of such series as a whole, but not in part, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. If the Company has made the determination described in the preceding paragraph with respect to certification, information or other reporting requirements applicable only to interest and subsequently makes a determination in the manner and of the nature referred to in such preceding paragraph with respect to such requirements applicable to principal, the Company will redeem the Affected Securities of such series in the manner and on the terms described in the preceding paragraph unless the Company elects to have the provisions of this paragraph apply rather than the provisions of the immediately preceding paragraph. If in such circumstances the Affected Securities of such series are to be redeemed, the Company shall have no obligation to pay additional amounts pursuant to this paragraph with respect to principal (or premium, if any) or interest, if any, accrued and unpaid after the date of the notice of such determination indicating such redemption, but will be obligated to pay such additional amounts with respect to interest accrued and unpaid to the date of such determination. If the Company elects to pay additional amounts pursuant to this paragraph and the condition specified in the first sentence of this paragraph should no longer be satisfied, then the Company shall promptly redeem such Affected Securities in whole but not in part. (Section 1107).

  In the event that the Company elects or is required to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding three paragraphs, the Company shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities of such series pursuant to their terms.

  Notice of intention to redeem the Debt Securities of such series and all other notices in accordance with the provisions of the preceding paragraphs will be given in accordance with "Notices" below. In the case of a redemption, notice will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PAYMENT OF ADDITIONAL AMOUNTS

  If and to the extent specified in an applicable Prospectus Supplement, the Company will, subject to the exceptions and limitations set forth below, pay to the holder of any Debt Security or coupon who is a United States Alien such additional amounts as may be necessary in order that every net payment on such Debt Security or coupon, after withholding by the Company or any of its Paying Agents for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein) will not be less than the amount provided for in such Debt Security or in such coupon to be then due and payable. However, the Company will not be required to make any payment of additional amounts for or on account of:

    (1) any tax, assessment or other governmental charge that would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or trust, or a member or shareholder of such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen, resident or treated as a resident thereof or being or having been engaged in a trade or business or present therein or having or having had a permanent establishment therein, or (ii) such holder's present or former status as a personal holding company, foreign personal holding company, controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

    (2) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such Debt Security or coupon for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

    (3) any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

    (4) any tax, assessment or other governmental charge that is payable otherwise than by withholding from a payment on a Debt Security or coupon;

    (5) any tax, assessment or other governmental charge imposed on a holder of a Debt Security or coupon that actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code or that is a controlled foreign corporation related to the Company through stock ownership;

    (6) any tax, assessment or other governmental charge imposed as a result of the failure to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a Debt Security or coupon, if such compliance is required by statute, or by regulation of the United States, as a precondition to relief or exemption from such tax, assessment or other governmental charge;

    (7) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment on a Debt Security or coupon if such payment can be made without such withholding by at least one other Paying Agent;

    (8) any tax, assessment or other governmental charge imposed with respect to payments on any Registered Security by reason of the failure of the holder to fulfill the statement requirement of Section 871(h) or Section 881(c) of the Code; or

    (9) any combination of items (1), (2), (3), (4), (5), (6), (7) and (8);

nor will additional amounts be paid with respect to any payment on a Debt Security or coupon to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income for federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Debt Security or coupon. (Section 1011).

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may consolidate or merge with or into any other corporation, and the Company may convey or transfer its properties and assets substantially as an entirety to another corporation, provided, among other things, that (a) the corporation formed by or resulting from any such consolidation or merger or the transferee of such assets shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume by supplemental indenture payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities and the performance and observance of the Indenture, (b) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) certain other conditions are met. (Section 801).

  Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of the Company substantially as an entirety in accordance with the preceding paragraph, the successor corporation formed by such consolidation or into which the Company is merged or to which such conveyance or transfer is made shall be substituted for the Company with the same effect as if such successor corporation had been named as the Company. Thereafter the Company shall be relieved of all obligations and covenants under the Indenture and the Company may thereupon or any time thereafter be dissolved, wound up, or liquidated. (Section 802).

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities: (i) default in the payment of any instalment of interest on any Debt Securities in such series and any related coupons for 30 days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Securities in such series when due; (iii) default in the performance of any other covenant for 90 days after notice; and (iv) certain events of bankruptcy, insolvency or reorganization. (Section 501). If an Event of Default shall occur and be continuing with respect to a series of Debt Securities, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare the entire principal amount, or, in the case of Discounted Securities, such lesser amount as may be provided for in such Discounted Securities, of all the Debt Securities of such series to be immediately due and payable. (Section 502). A default under any other indebtedness of the Company will not constitute a default under the Indenture and a default under one series of Debt Securities or Debt Warrants will not constitute a default under any other series of Debt Securities or Debt Warrants.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a particular series of Debt Securities, give the holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on any of the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of the Debt Securities of such series. (Section 602).

  The Company is required to furnish the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default. (Section
1005).

  The holders of a majority in principal amount of a particular series of Outstanding Debt Securities have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to such series or exercising any trust or power conferred on the Trustee, and to waive certain defaults. (Sections 512 and 513). The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request. (Section 603).

  A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

  If, for the purpose of obtaining a judgment in any court with respect to any obligation of the Company under any Debt Security or any related coupon, it becomes necessary to convert into any other currency or currency unit any amount in the currency or currency unit due under such Debt Security or coupon, the conversion will be made by the Currency Determination Agent at the Market Exchange Rate in effect on the date of entry of the judgment (the "Judgment Date"). If pursuant to any such judgment, conversion is made on a date (the "Substitute Date") other than the Judgment Date and a change has occurred between the Market Exchange Rate in effect on the Judgment Date and the Market Exchange Rate in effect on the Substitute Date, the Indenture requires the Company to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate in effect on the Judgment Date, is the amount then due under such Debt Security or coupon. The Company will not, however, be required to pay more in the currency or currency unit due under such Debt Security or coupon at the Market Exchange Rate in effect when payment is made than the amount of currency or currency unit stated to be due under such Debt Security or coupon, and the Company will be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion over the amount due and payable on the date of payment. (Section 516).

SATISFACTION AND DISCHARGE

  Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Debt Securities, the Indenture provides that the Company shall be discharged from its obligations under the Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption thereof when (a) the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency, currencies or currency unit or units in which the Debt Securities of such series are payable to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest, if any, on which are fully guaranteed by, the government which issued the currency, and are payable in the currency, in which the Debt Securities of such series are payable, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest, if any, to Stated Maturity (or redemption) on, the Debt Securities of such series or (iii) such amount equal to the amount referred to in clause (i) or (ii) in any combination of currency or currency units or government obligations, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series and (c) certain other conditions are met. Upon such discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Debt Securities, and shall look only to such deposited funds or obligations. (Sections 401 and 403).

  Such discharge may be treated as a taxable exchange of the related Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of discharge.

DEFEASANCE OF CERTAIN OBLIGATIONS

  If the terms of the Debt Securities of any series so provide, the Company may omit to comply with the restrictive covenants in Section 801 ("Company May Consolidate, Etc., Only on Certain Terms"), Section 1007 ("Limitations on Liens") and Section 1008 ("Sale and Leaseback Transactions") and any such omission with respect to such Sections shall not be an Event of Default with respect to the Debt Securities of such series, if (a) the Company deposits or causes to be deposited with the Trustee for the Debt Securities of such series in trust an amount of (i) cash in the currency or currency unit in which the Debt Securities of such series are payable (except as otherwise specified with respect to the Securities of such series), (ii) government obligations of the type referred to under "Satisfaction and Discharge" or (iii) a combination of such cash and government obligations which amount, in the case of (ii) or
(iii), together with the predetermined and certain income to accrue on any such government obligations when due (without the consideration of any reinvestment thereof), is sufficient to pay and discharge when due the entire indebtedness on all such Outstanding Securities of such series and any related coupons for unpaid principal (and premium, if any) and interest, if any, to the Stated Maturity or any Redemption Date, as the case may be and (b) certain other conditions are met. The obligations of the Company under the Indenture with respect to the Debt Securities of such series, other than with respect to the covenants referred to above shall remain in full force and effect. (Section 1010).

MEETINGS, MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of more than 50% in principal amount of the Outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of (or premium, if any) or interest, if any, on any Debt Security, (c) change any obligation of the Company to pay additional amounts as set forth under "Payment of Additional Amounts", (d) reduce the amount of principal of a Discounted Security payable upon acceleration of the Maturity thereof, (e) change the Place of Payment, (f) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security,
(g) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or (h) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902).

  The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009). The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series and any coupons appertaining thereto waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of that series affected. (Section 513).

  The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1302). Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. (Section
1304).

NOTICES

  Except as may otherwise be set forth in an applicable Prospectus Supplement relating to a series of Debt Securities, notices to holders of Bearer Securities will be given by publication in a daily newspaper in the English language of general circulation in The City of New York and in London, and so long as such Bearer Securities are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, in a daily newspaper of general circulation in Luxembourg or, if not practical, elsewhere in Western Europe. Such publication is expected to be made in The Wall Street Journal, the Financial Times and the Luxemburger Wort. Notices to holders of Registered Securities will be given by mail to the addresses of such holders as they appear in the Security Register. (Sections 101 and 106).

TITLE

  Title to any temporary Global Security, any permanent Global Security, any Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308).

GOVERNING LAW

  The Indenture and the Debt Securities are governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

  The Company and its subsidiaries have customary banking relationships with The Chase Manhattan Bank, which is the Trustee under the Indenture. As of
March 31, 1988, the Company had issued pursuant to an Indenture dated as of December 1, 1985 between the Company and The Chase Manhattan Bank its 8 3/8% Sinking Fund Debentures Due 2017 which are still outstanding as of the date hereof. Subsequent to March 31, 1988, the Company has issued pursuant to an Amended and Restated Indenture, dated as of April 1, 1988, amending, restating and supplementing an Indenture dated as of December 1, 1985 between the Company and The Chase Manhattan Bank, the following securities which are still outstanding as of the date hereof: its 9% Notes Due 1998 and its 9 1/4% Notes Due 2000. Subsequent to August 1, 1990, the Company has issued pursuant to an Indenture, dated as of August 1, 1990, as supplemented and amended by a First Supplemental Indenture dated as of February 1, 1991 and a Second Supplemental Indenture dated as of January 21, 1992 between the Company and The Chase Manhattan Bank, the following securities which are still outstanding as of the date hereof: its 9 1/4% Notes Due 1997, its 9% Notes Due 2001, its 8 5/8%
Notes Due 1999, its 8 3/4% Notes Due 2001, its 8 1/4% Notes Due 2003, its
7 1/2% Notes Due 2002, its 7 3/8% Notes Due 1999, its 7 3/4% Notes Due 1999, its 7 5/8% Notes

Due 2002, its 7 1/8% Notes Due 2002, its 7 1/8% Notes Due 2004, its 7 1/8%
Notes Due 1999, its 6 3/8% Notes Due 1998, its 7 1/4% Notes Due 2003, its
6 3/8% Notes Due 2006, its 6.95% Notes Due 2006, its 7.65% Notes Due July 1, 2008, its 7 1/4% Notes Due 2001 and its Medium-Term Notes, Series C, with interest rates ranging from 6.15% to 9.70% and maturities ranging from 1997 to 2000. Subsequent to December 2, 1996, the Company has issued pursuant to an Indenture dated as of December 2, 1996 between the Company and The Chase Manhattan Bank, the following securities which are still outstanding as of the date hereof: its 6.80% Notes due December 1, 2003, its 7 3/4% Debentures Due 2027, its 7.20% Notes Due 2007 and its 7 1/2% Notes due April 1, 2004.

                         DESCRIPTION OF DEBT WARRANTS

  The Company may issue Debt Warrants in registered certificated form for the purchase of Debt Securities. Debt Warrants may be issued together with or separately from any Debt Securities offered by any Prospectus Supplement and, if issued together with any Debt Securities, may be attached to or separate from such Debt Securities. Debt Warrants are to be issued under Debt Warrant Agreements to be entered into between the Company and a bank or trust company, as Debt Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Debt Warrants. Copies of the forms of Debt Warrant Agreements and Debt Warrant Certificates are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the forms of Debt Warrant Agreements and Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreements and the Debt Warrant Certificates. Section references herein are references to particular provisions of the Debt Warrant Agreements. Capitalized terms used in this Description of Debt Warrants but not defined herein have the meanings ascribed to such terms in the Debt Warrant Agreements.

GENERAL

  The Prospectus Supplement will describe the terms of the Debt Warrants offered thereby, the Debt Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (i) the offering price; (ii) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the Debt Warrants; (iii) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of Debt Warrants issued with each such Debt Security; (iv) if applicable, the date on and after which the Debt Warrants and the related Debt Securities will be separately transferable; (v) the principal amount of Debt Securities purchasable upon exercise of one Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vi) the date on which the right to exercise the Debt Warrants shall commence and the date (the "Debt Warrant Expiration Date") on which such right shall expire; (vii) federal income tax consequences; (viii) the identity of the Debt Warrant Agent; and (ix) any other terms of the Debt Warrants.

  Debt Warrant Certificates may be exchanged for new Debt Warrant Certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the applicable Prospectus Supplement. (Section 4.01).

EXERCISE OF DEBT WARRANTS

  Each Debt Warrant will entitle its holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Debt Warrants. (Section 1.01). Debt Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the Debt Warrant Expiration Date set forth in the Prospectus Supplement relating to such Debt Warrants. After such time on the Debt Warrant Expiration Date (or such later date to which such Debt Warrant Expiration Date may be extended by the Company), unexercised Debt Warrants will be void. (Section 2.02).

  Debt Warrants may be exercised by delivery to the Debt Warrant Agent of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Debt Warrant Certificate. Debt Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of the Debt Warrant Certificate evidencing such Debt Warrants. Upon receipt of such payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants. (Section 2.03).

MODIFICATIONS

  The Debt Warrant Agreement and the terms of the Debt Warrants may be amended by the Company and the Debt Warrant Agent, without the consent of the holders, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein, or in any other manner which the Company and the Debt Warrant Agent may deem necessary or desirable and which will not adversely affect the interests of the holders. (Section 6.01).

ENFORCEABILITY OF RIGHTS BY HOLDERS; GOVERNING LAW

  The Debt Warrant Agent will act solely as an agent of the Company in connection with the Debt Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Debt Warrant Certificates. (Section 5.02). Holders may, without the consent of the Debt Warrant Agent or the Trustee for the applicable series of Debt Securities, enforce by appropriate legal action, on their own behalf, their right to exercise their Debt Warrants in the manner provided in their Debt Warrant Certificates and the Debt Warrant Agreement. (Section 3.03). Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture. (Section 3.01). Except as may otherwise be provided in the Prospectus Supplement relating thereto, each issue of Debt Warrants and the applicable Debt Warrant Agreement will be governed by and construed in accordance with the laws of the State of New York. (Section 6.04).

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities and the Debt Warrants (i) through underwriters or dealers, (ii) directly to one or more institutional purchasers or (iii) through agents. The Prospectus Supplement with respect to the Debt Securities or the Debt Warrants being offered thereby sets forth the terms of the offering thereof, including the name or names of any underwriters, their purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which they may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities or the Debt Warrants offered thereby.

  If underwriters are used in the sale, the Debt Securities or the Debt Warrants will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities or the Debt Warrants will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities or the Debt Warrants offered by the Prospectus Supplement relating to such series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Debt Securities or Debt Warrants may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale thereof in respect of which this Prospectus is delivered is named and any commissions payable by the Company to such agent are set forth in the Prospectus Supplement relating to such series. Unless otherwise indicated in such Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

  If so indicated in a Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase Debt Securities or Debt Warrants, as the case may be, to which such Prospectus Supplement relates providing for payment and delivery on a future date specified in such Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate amount of the particular Debt Securities or Debt Warrants which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) such purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular Debt Securities or Debt Warrants are being sold to underwriters, the Company shall have sold to such underwriters the total amount of such Debt Securities or Debt Warrants less the amount thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                 VALIDITY OF DEBT SECURITIES AND DEBT WARRANTS

  The validity of the Debt Securities and Debt Warrants will be passed upon for the Company by Hunton & Williams, 200 Park Avenue, New York, New York and for any underwriter or agent by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York. Simpson Thacher & Bartlett acts as counsel in certain matters for certain subsidiaries of the Company.

                                    EXPERTS

  The Company's consolidated financial statements and related financial statement schedule incorporated by reference or included in its Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                                  THE COMPANY

                          PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                            New York, New York 10017

                                    TRUSTEE

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                      Banque Generale du Luxembourg, S.A.
                            50, avenue J.F. Kennedy
                               L-2951 Luxembourg

                                 LEGAL ADVISERS

       To the Company as to                       To the Company as to
 Certain Matters of United States         Certain Matters of United States Tax
                Law                                        Law


         Hunton & Williams                Sutherland, Asbill & Brennan, L.L.P.
          200 Park Avenue                    1275 Pennsylvania Avenue, N.W.
     New York, New York 10166                    Washington, D.C. 20004

                              To the Underwriters
                            as to United States Law

                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017

                            INDEPENDENT ACCOUNTANTS

                            Coopers & Lybrand L.L.P.
                          1301 Avenue of the Americas
                            New York, New York 10019

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES IN ANY JU-RISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICI-TATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND SALES MADE HEREUNDER SHALL NOT, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPO-RATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT

Incorporation of Certain Documents by Reference............................  S-2
Recent Developments........................................................  S-3
Use of Proceeds............................................................ S-14
Capitalization............................................................. S-14
Directors and Principal Executive Officers of the Company.................. S-15
Certain Terms of the Notes................................................. S-16
Certain United States Federal Income Tax Consequences...................... S-19
Underwriting............................................................... S-23
General Information........................................................ S-25

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Selected Financial Information.............................................    4
Description of Debt Securities.............................................    5
Description of Debt Warrants...............................................   20
Plan of Distribution.......................................................   21
Validity of Debt Securities and Debt Warrants .............................   22
Experts....................................................................   22

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                                $1,000,000,000


                    [LOGO OF PHILIP MORRIS COMPANIES INC.]

                                 PHILIP MORRIS
                                COMPANIES INC.

                               7% NOTES DUE 2005

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.

                                 JULY 10, 1997

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